Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30,
		2018	2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 20	85,148	119,017	16,651
Cost of revenue	20	(46,786)	(65,546)	(9,170)
Product development expenses	20	(8,365)	(10,938)	(1,530)
Sales and marketing expenses	20	(9,106)	(11,996)	(1,679)
General and administrative expenses	20	(4,779)	(6,591)	(922)
Amortization of intangible assets	14	(2,611)	(3,006)	(420)
Impairment of goodwill	15	—	(576)	(81)

Income from operations		13,501	20,364	2,849
Interest and investment income, net		6,635	63,348	8,862
Interest expense		(1,340)	(1,360)	(190)
Other (loss) income, net	6, 20	(1,532)	3,171	444

Income before income tax and share of results of equity investees		17,264	85,523	11,965
Income tax expenses	8	(277)	(2,815)	(394)
Share of results of equity investees	13	1,254	(11,960)	(1,673)

Net income		18,241	70,748	9,898
Net loss attributable to noncontrolling interests		1,892	1,843	258

Net income attributable to Alibaba Group Holding Limited		20,133	72,591	10,156
Accretion of mezzanine equity		(100)	(51)	(7)

Net income attributable to ordinary shareholders		20,033	72,540	10,149

Earnings per share attributable to ordinary shareholders (Note)	10
Basic		0.97	3.49	0.49
Diluted		0.95	3.44	0.48
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	10
Basic		7.75	27.90	3.90
Diluted		7.62	27.51	3.85
Weighted average number of shares used in computing earnings per share (million shares) (Note)	10
Basic		20,669	20,800
Diluted		21,023	21,093

Note:	Basic and diluted earnings per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2 (a).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Net income	18,241	70,748	9,898

Other comprehensive income (loss):
-Foreign currency translation:
Change in unrealized gains	381	1,457	204

-Share of other comprehensive income of equity method investees:
Change in unrealized gains	308	29	4

-Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	9	(55)	(8)

Other comprehensive income	698	1,431	200

Total comprehensive income	18,939	72,179	10,098
Total comprehensive loss attributable to noncontrolling interests	1,573	1,476	207

Total comprehensive income attributable to ordinary shareholders	20,512	73,655	10,305

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of March 31, 2019	As of September 30, 2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		189,976	234,177	32,763
Short-term investments		3,262	1,074	150
Restricted cash and escrow receivables		8,518	14,095	1,972
Investment securities	11	9,927	5,759	806
Prepayments, receivables and other assets	12	58,590	80,582	11,273

Total current assets		270,273	335,687	46,964
Investment securities	11	157,090	167,690	23,461
Prepayments, receivables and other assets	12	28,018	49,299	6,897
Investments in equity investees	13	84,454	163,261	22,841
Property and equipment, net		92,030	100,907	14,118
Intangible assets, net	14	68,276	66,100	9,248
Goodwill	15	264,935	276,633	38,702

Total assets		965,076	1,159,577	162,231

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	18	7,356	8,136	1,138
Current unsecured senior notes	19	15,110	16,019	2,241
Income tax payable		17,685	17,152	2,400
Escrow money payable		8,250	7,830	1,095
Accrued expenses, accounts payable and other liabilities	17	117,711	148,104	20,721
Merchant deposits		10,762	11,286	1,579
Deferred revenue and customer advances	16	30,795	35,422	4,956

Total current liabilities		207,669	243,949	34,130
Deferred revenue	16	1,467	1,782	249
Deferred tax liabilities		22,517	41,892	5,861
Non-current bank borrowings	18	35,427	40,560	5,675
Non-current unsecured senior notes	19	76,407	80,962	11,327
Other liabilities	17	6,187	22,695	3,175

Total liabilities		349,674	431,840	60,417

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31, 2019	As of September 30, 2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	21	—	—	—
Mezzanine equity		6,819	7,506	1,050
Shareholders' equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2019 and September 30, 2019; 20,696,476,576 and 20,865,649,008 shares issued and outstanding as of March 31, 2019 and September 30, 2019, respectively (Note)		1	1	—
Additional paid-in capital		231,783	246,073	34,427
Treasury shares, at cost		—	—	—
Restructuring reserve		(97)	—	—
Subscription receivables		(49)	(51)	(7)
Statutory reserves		5,068	5,581	781
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		(2,592)	(257)	(36)
Unrealized gains on interest rate swaps and others		257	40	6
Retained earnings		257,886	351,412	49,164

Total shareholders' equity		492,257	602,799	84,335
Noncontrolling interests		116,326	117,432	16,429

Total equity		608,583	720,231	100,764

Total liabilities, mezzanine equity and equity		965,076	1,159,577	162,231

Note:
Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
	Ordinary shares								Unrealized gains on interest rate swaps and others
			Additional paid-in capital	Treasury shares	Restructuring reserve	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share (Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of July 1, 2018	20,733,916,400	1	203,367	(1,412)	(295)	(172)	4,528	(2,611)	564	189,119	393,089	79,505	472,594
Foreign currency translation adjustment	—	—	—	—	—	(7)	—	25	20	—	38	336	374
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(43)	—	—	—	—	308	—	—	265	—	265
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	9	—	9	—	9
Net income for the period	—	—	—	—	—	—	—	—	—	20,133	20,133	(1,909)	18,224
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(688)	(688)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	14,565,568	—	9	—	—	—	—	—	—	—	9	—	9
Repurchase and retirement of ordinary shares	(11,340,536)	—	(128)	—	—	—	—	—	—	(1,398)	(1,526)	—	(1,526)
Transactions with noncontrolling interests	—	—	3,167	—	—	—	—	—	—	—	3,167	(3,947)	(780)
Amortization of compensation cost	—	—	6,410	—	—	—	—	—	—	—	6,410	588	6,998
Appropriation to statutory reserves	—	—	—	—	—	—	7	—	—	(7)	—	—	—
Others	—	—	(100)	—	66	—	—	—	—	—	(34)	(98)	(132)

Balance as of September 30, 2018	20,737,141,432	1	212,682	(1,412)	(229)	(179)	4,535	(2,278)	593	207,847	421,560	73,787	495,347

Note:	The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share (Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of July 1, 2019	20,836,609,360	1	238,023	—	(31)	(49)	5,166	(1,405)	92	279,236	521,033	116,933	637,966
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	1,119	3	—	1,120	335	1,455
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(97)	—	—	—	—	29	—	—	(68)	—	(68)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(55)	—	(55)	—	(55)
Net income for the period	—	—	—	—	—	—	—	—	—	72,591	72,591	(1,811)	70,780
Acquisition of subsidiaries	14,329,896	—	2,252	—	—	—	—	—	—	—	2,252	(699)	1,553
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	14,711,896	—	34	—	—	—	—	—	—	—	34	—	34
Repurchase and retirement of ordinary shares	(2,144)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(1,243)	—	—	—	—	—	—	—	(1,243)	1,737	494
Amortization of compensation cost	—	—	7,155	—	—	—	—	—	—	—	7,155	993	8,148
Appropriation to statutory reserves	—	—	—	—	—	—	415	—	—	(415)	—	—	—
Others	—	—	(51)	—	31	—	—	—	—	—	(20)	(56)	(76)

Balance as of September 30, 2019	20,865,649,008	1	246,073	—	—	(51)	5,581	(257)	40	351,412	602,799	117,432	720,231

Note:	The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	18,241	70,748	9,898
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(11)	(1,081)	(151)
Gain on disposals of equity investees	(20)	—	—
Realized and unrealized (gain) loss related to investment securities	(5,295)	1,937	271
Change in fair value of other assets and liabilities	(20)	(727)	(102)
Gain in relation to the receipt of the 33% equity interest in Ant Financial (Note 4(a))	—	(69,225)	(9,685)
Gain on disposals of subsidiaries	—	(2)	—
Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	3,555	5,010	701
Amortization of intangible assets and licensed copyrights	6,107	5,639	789
Share-based compensation expense	7,043	8,145	1,140
Impairment of investment securities and other assets	358	7,689	1,076
Impairment of goodwill and licensed copyrights	—	668	93
Loss on disposals of property and equipment	5	2	—
Amortization of restructuring reserve	66	31	4
Share of results of equity investees	(1,254)	11,960	1,673
Deferred income taxes	95	(61)	(9)
Allowance for doubtful accounts	(104)	352	49
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(2,578)	(12,969)	(1,814)
Income tax payable	(2,806)	(568)	(79)
Escrow money payable	830	962	135
Accrued expenses, accounts payable and other liabilities	4,984	15,228	2,130
Merchant deposits	(83)	119	17
Deferred revenue and customer advances	2,294	3,469	485

Net cash provided by operating activities	31,407	47,326	6,621

Cash flows from investing activities:
Decrease in short-term investments, net	1,909	597	84
(Payments for) Receipts from settlement of forward exchange contracts	(11)	136	20
Acquisitions of investment securities	(17,089)	(6,968)	(975)
Disposals of investment securities	6,124	2,973	416
Acquisitions of equity investees	(2,481)	(14,114)	(1,975)
Disposals of equity investees	6	37	5
Disposals of intellectual property rights and assets (Note 4(a))	—	12,204	1,707
Acquisitions of:
Land use rights and construction in progress relating to office campus	(762)	(650)	(91)
Other property and equipment	(11,632)	(9,176)	(1,284)
Licensed copyrights and other intangible assets	(3,742)	(2,451)	(343)
Cash paid for business combinations, net of cash acquired	(3,782)	(3,890)	(544)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	—	(58)	(8)
Loans to employees, net of repayments	(124)	7	1

Net cash used in investing activities	(31,584)	(21,353)	(2,987)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	9	36	5
Repurchase of ordinary shares	(1,526)	—	—
Acquisition of additional equity interests in non-wholly owned subsidiaries	(184)	(3,083)	(431)
Capital injection from noncontrolling interests	2,976	3,531	494
Proceeds from bank borrowings	2,007	4,193	587
Repayment of bank borrowings	(6,759)	(2,571)	(360)

Net cash (used in) provided by financing activities	(3,477)	2,106	295

Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	1,670	2,353	329

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(1,984)	30,432	4,258
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	174,237	217,840	30,477

Cash and cash equivalents, restricted cash and escrow receivables at end of period	172,253	248,272	34,735

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these unaudited condensed consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. As of September 30, 2019, SoftBank Group Corp. (together with its subsidiaries, "SoftBank") is a major shareholder of the Company.

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

  The Company's core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the local consumer services business. Retail commerce businesses in the People's Republic of China (the "PRC" or "China") primarily include the mobile commerce destination ("Taobao Marketplace") and the third-party online and mobile platform for brands and retailers ("Tmall"). Retail commerce businesses — cross-border and global include the e-commerce platform across Southeast Asia operated by Lazada (Note 4(d)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors primarily in China ("AliExpress") and the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers ("Tmall Global"). Wholesale commerce businesses in China include the integrated domestic wholesale marketplace ("1688.com"). Wholesale commerce businesses — cross-border and global include the integrated international online wholesale marketplace ("Alibaba.com"). Logistics services business includes a logistics data platform and a nationwide fulfillment network through Cainiao Network (Note 4(b)). Local consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(c)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(c)).

  The Company's cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things ("IoT") services.

  The Company's digital media and entertainment segment leverages the Company's deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku and UC Browser, and through Alibaba Pictures and the Company's other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  The Company's innovation initiatives and others segment includes businesses such as Amap (formerly AutoNavi), DingTalk, Tmall Genie and others.

  Prior to September 2019, the Company had a profit sharing interest in Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. ("Alipay"), "Ant Financial"). Ant Financial provides payment and financial services to consumers and merchants on the Company's platforms. In September 2019, the Company received a 33% equity interest in Ant Financial and the profit sharing arrangement with Ant Financial was terminated (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the preceding fiscal year and include all adjustments as necessary for the fair statement of the Company's financial position as of September 30, 2019, and the results of operations and cash flows for the three months ended September 30, 2018 and 2019.

  The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The consolidated balance sheet as of March 31, 2019 has been derived from the audited consolidated financial statements as of that date but does not include all the information and footnotes required by U.S. GAAP for a complete set of financial statements. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended March 31, 2019. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year, except for the adoption of new accounting standards relating to share-based compensation (Note 2(d)), leases (Note 2(e)), and derivatives and hedging (Note 2(f)).

  Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the "Share Subdivision"). Following the Share Subdivision, the Company's authorized share capital is US$100,000 divided into 32,000,000,000 ordinary shares with a par value of US$0.000003125 each. The number of issued and unissued ordinary shares as disclosed elsewhere in these unaudited condensed consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted.

  Simultaneously with the Share Subdivision, the change in ratio of the Company's American depositary share ("ADS") to ordinary share (the "ADS Ratio Change") also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company's outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

  Translations of balances in the condensed consolidated balance sheet, condensed consolidated income statement, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the three months ended September 30, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.1477, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(b)   Use of estimates

  The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

(d)  Share-based compensation

  Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units ("RSUs") and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the condensed consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

  On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the condensed consolidated income statements, with a corresponding adjustment to equity.

  In April 2019, the Company adopted ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor 's own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company's financial position,

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(d)  Share-based compensation (Continued)

  results of operations and cash flows. The condensed consolidated financial statements as of March 31, 2019 and for the three months ended September 30, 2018 were not retrospectively adjusted.

(e)   Leases

  In April 2019, the Company adopted ASU 2016-02, "Leases (Topic 842)", including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842").

  ASC 842 supersedes the lease requirements in ASC 840 "Leases", and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

  The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods.

  Upon the initial application of ASC 842 on April 1, 2019, land use rights, net with a total carrying amount of RMB6,419 million were identified as operating lease right-of-use assets. Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

  The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the condensed consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the condensed consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

  Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the condensed consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(e)   Leases (Continued)

  The Company elected to combine the lease and non-lease components for leases of certain asset classes such as shops and malls and equipment leases. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

(f)   Derivatives and hedging

  All contracts that meet the definition of a derivative are recognized on the condensed consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the condensed consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

  In April 2019, the Company adopted ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", including certain transitional guidance and subsequent amendments within ASU 2019-04 (collectively, "ASU 2017-12"). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations and cash flows. The condensed consolidated financial statements as of March 31, 2019 and for the three months ended September 30, 2018 were not retrospectively adjusted.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. For the three months ended September 30, 2018, the effective portion of changes in the fair value of interest rate swaps that were designated and qualified as cash flow hedges was recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion was recognized immediately in interest and investment income, net in the condensed consolidated income statements. Upon the adoption of

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(f)   Derivatives and hedging (Continued)

  ASU 2017-12 beginning on April 1, 2019, all changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings both before and after the adoption of ASU 2017-12.

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. During the three months ended September 30, 2018 and 2019, there were no forward exchange contracts that were designated and qualified as net investment hedges.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the condensed consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

3.     Recent accounting pronouncements

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

  In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In March 2019, the FASB issued ASU 2019-02, "Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)". This guidance aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when a company should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments."

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which the Company adopted in April 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company's financial position, results of operations and cash flows.

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments

  Restructuring transaction

(a)   Restructuring of the relationship with Ant Financial and Alipay

  2014 restructuring of the relationship with Ant Financial and Alipay, subsequent amendments and 2019 equity issuance

  SAPA

  In August 2014, the Company entered into a share and asset purchase agreement (together with all subsequent amendments, the "SAPA"), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the "2014 IPLA"). Pursuant to these agreements, the Company restructured its relationships with Ant Financial and Alipay.

  In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into the cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA ("the Amended IPLA").

  Sale of SME loan business and certain other assets

  Pursuant to the SAPA, the Company sold certain securities and assets primarily relating to the SME loan business and other related services to Ant Financial for an aggregate cash consideration of RMB3,219 million in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that the Company agreed to sell together with the SME loan business and related services, the Company will receive annual fees (the "SME Annual Fee") for a term of seven years. These SME Annual Fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. The Company accounts for the SME Annual Fee in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. The SME Annual Fee of RMB239 million and RMB239 million were recorded in revenue in the condensed consolidated financial statements for the three months ended September 30, 2018 and 2019, respectively (Note 20).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

  Issuance of equity interest

  In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Financial pursuant to the SAPA.

  Under the SAPA, the consideration to acquire the newly-issued 33% equity interest in Ant Financial was fully funded by concurrent payments from Ant Financial to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Financial upon the issuance of the equity interest. Such consideration was determined based on the fair values of the underlying assets exchanged in the transaction as described above at contract inception in 2014, whereby the fair value of intellectual property rights and assets approximated the fair value of the equity interest at the time.

  The Company accounts for its equity interest in Ant Financial under the equity method. Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with upward adjustments determined based on the fair value of the Company's share of Ant Financial's net assets as of the completion date of the transaction (Note 13). Upon the completion of the transaction, the Company recorded the 33% equity interest in Ant Financial amounting to RMB87.5 billion in investment in equity investees, and a gain of RMB69.2 billion in interest and investment income, net, which was net of the deferred tax effect of RMB18.9 billion. The application of accounting principles related to the measurement of the 33% equity interest in Ant Financial and the recognition of the related gain requires significant management judgment.

  The basis difference of the Company's share of Ant Financial's net assets mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB27.2 billion and RMB4.7 billion, respectively, both of which were net of their corresponding tax effects. Subsequent to the issuance of the equity interest, the proportionate share of results of Ant Financial, adjusted for the effects of the basis difference as described above, will be recorded in "Share of results of equity investees" in the consolidated income statements on a one quarter in-arrears basis.

  Pre-emptive rights

  Following the receipt of equity interest in Ant Financial, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a Qualified IPO of Ant Financial. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Financial immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights the Company is also entitled to receive certain payments from Ant Financial, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant.

  2014 IPLA and Amended IPLA

  Under the 2014 IPLA, the Company received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial (collectively, the "Profit Share Payments"). The Profit Share Payments were paid at least annually and equal the sum of an expense

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

  reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments. The expense reimbursement represented the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounted for the Profit Share Payments in the periods when the services were provided, where the payments were expected to approximate the estimated fair values of the services provided. Upon the receipt of the equity interest in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated.

  Reversal of income of RMB910 million and income of RMB2,208 million, in connection with the Profit Share Payments, net of costs incurred by the Company, were recorded in other income, net in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019, respectively (Notes 6 and 20).

  Equity transactions

(b)   Additional investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network is a consolidated subsidiary of the Company and it operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. In September 2019, the Company purchase additional equity interests in Cainiao Network for a cash consideration of US$157 million (RMB1,118 million), which resulted in an increase in the Company's equity interest in Cainiao Network. In November 2019, the Company subscribed for for newly issued ordinary shares of Cainiao Network together with certain of Cainiao Network's existing shareholders in connection with its equity financing transaction and to purchase certain equity interest from an existing Cainiao Network shareholder, for a total consideration of US$3,325 million. Upon the completion of these transactions, the Company's equity interest in Cainiao Network increased from approximately 51% to approximately 63%.

(c)   Additional investment in Local Services Holding Limited ("Local Services Holdco")

  Local Services Holdco is a consolidated subsidiary of the Company and it owns substantially all of the equity interest in Rajax Holding ("Ele.me"), a leading on-demand delivery and local services platform in the PRC, and Koubei Holding Limited ("Koubei"), one of the PRC's leading restaurant and local services guide platforms for in-store consumption. In September 2019, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million (RMB3,202 million). Upon the completion of the transaction, the Company's equity interest in Local Services Holdco was approximately 73%.

(d)  Additional investment in Lazada Group S.A. ("Lazada")

  Lazada is a consolidated subsidiary of the Company and it operates a leading e-commerce platform across Southeast Asia, with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. In September 2019, the Company purchased additional equity interest in Lazada for a cash consideration of approximately US$330 million (RMB2,345 million) from a minority shareholder. Upon the completion of the transaction, the Company's equity interest in Lazada was approximately 98%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

  Mergers and acquisitions

(e)   Acquisition of HQG, Inc. ("Kaola")

  Kaola is an import e-commerce platform in the PRC. In September 2019, the Company acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,825 million (RMB12,958 million), comprising cash and approximately 14.3 million newly-issued ordinary shares (equivalent to approximately 1.8 million ADS) of the Company valued at US$316 million (RMB2,252 million).

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	2,465
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	1,587
User base and customer relationships	829
Developed technology and patents	394
Goodwill	8,245
Deferred tax liabilities	(562)

Total	12,958

Amounts
(in millions of RMB)
Total purchase price is comprised of:
-cash consideration	10,006
-share consideration	2,252
-contingent cash consideration (iii)	700

Total	12,958

  (i)
  Net assets acquired primarily included inventories with a provisional balance of RMB2,599 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 9.2 years.

  (iii)
  The contingent cash consideration is payable upon the satisfaction of certain non-compete provisions by the selling equity holders, and will not exceed RMB700 million.

  Upon the issuance of these condensed consolidated financial statements, the accounting of this business combination, including the determination and allocation of purchase price, has not been finalized because the purchase price is subject to post-closing purchase price adjustments as set out in the definitive agreements for the transaction, and the Company is currently in the process of finalizing the valuation of certain assets acquired and liabilities assumed as part of the acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(e)   Acquisition of HQG, Inc. ("Kaola") (Continued)

  The Company expected that the acquisition will further elevate the Company's import service and experience for consumers in the PRC through synergies across the Company's digital economy. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaola and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Pro forma results of operations for this acquisition have not been presented because they are not material to the condensed consolidated income statements for the three months ended September 30, 2018 and 2019.

  Equity investments and others

(f)   Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  Best Logistics is an equity investee of the Company, and it is a provider of comprehensive supply-chain solutions and services. In September 2019, the Company subscribed for convertible senior notes issued by Best Logistics for a cash consideration of US$100 million (RMB712 million). These convertible senior notes bear interest at a rate of 1.75% and will mature in October 2024.

(g)   Investment in STO Express Co., Ltd. ("STO Express")

  STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In July 2019, the Company acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion. The investment is accounted for under the fair value option and recorded under investment securities (Note 11). The investment vehicle was established by the controlling shareholder of STO Express, and the Company subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through a call option to acquire the remaining 51% equity interest in this investment vehicle and another call option to acquire a 16.1% effective equity interest in STO Express for a total consideration of RMB10.0 billion. The Company can exercise the options to acquire equity interests in the investment vehicles or in STO Express at any time during the three-year period beginning on December 28, 2019. These options are measured at fair value with unrealized gains and losses recorded in the condensed consolidated income statements (Note 11). Unrealized gain recorded in interest and investment income, net relating to these options amounted to RMB247 million during the three months ended September 30, 2019.

  Transactions that were not completed as of September 30, 2019

(h)  Investment in Meinian Onehealth Healthcare Holdings Co Ltd ("Meinian")

  Meinian, a company that is listed on the Shenzhen Stock Exchange, offers health examination, health evaluation, health consulting, and other services. In October 2019, the Company, together with Ant Financial, agreed to acquire new and existing shares of Meinian, representing a minority stake in Meinian for a total consideration of RMB6,700 million. The completion of the transaction is subject to customary closing conditions including receipt of the required regulatory approval. Yunfeng is also an investor in this transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(i)   Investment in AliExpress Russia Holding Pte. Ltd. ("AliExpress Russia Joint Venture")

  AliExpress Russia Joint Venture is a joint venture set up by the Company, Mail.ru Group Limited ("Mail.ru Group", a leading internet company in Russia), Public Joint Stock Company MegaFon ("MegaFon", a Russian mobile telecommunications operator) and Joint Stock Company "Managing Company of Russian Direct Investment Fund" ("RDIF", a Russian sovereign wealth fund). In October 2019, the Company invested US$100 million into the joint venture and contributed the Company's AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. As of the issuance date of these condensed consolidated financial statements, the Company holds an approximately 56% equity interest and less-than-majority voting rights in the joint venture. As part of the transaction, the Company has also taken a minority stake in Mail.ru Group.

5.     Revenue

  Revenue by segment is as follows:

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Core commerce:
China commerce retail (i)
-Customer management	32,920	41,301
-Commission	13,136	16,275
-Others (ii)	8,095	18,210

	54,151	75,786
China commerce wholesale (iii)	2,497	3,283
International commerce retail (iv)	4,464	6,007
International commerce wholesale (v)	2,022	2,434
Cainiao logistics services (vi)	3,206	4,759
Local consumer services (vii)	5,021	6,835
Others	1,114	2,116

Total core commerce	72,475	101,220
Cloud computing (viii)	5,667	9,291
Digital media and entertainment (ix)	5,940	7,296
Innovation initiatives and others (x)	1,066	1,210

Total	85,148	119,017

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management, commissions and sales of goods.

  (ii)
  "Others" revenue under China commerce retail is primarily generated by the Company's New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

5.     Revenue (Continued)

  (iii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.

  (iv)
  Revenue from international commerce retail is primarily generated from Lazada (Note 4(d)) and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.

  (v)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.

  (vi)
  Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfillment services provided by Cainiao Network (Note 4(b)).

  (vii)
  Revenue from local consumer services primarily represents revenue from the provision of delivery services and other services provided by Ele.me (Note 4(c)).

  (viii)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

  (ix)
  Revenue from digital media and entertainment is primarily generated from Youku and UCWeb and includes revenue from customer management and membership fees.

  (x)
  Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  Revenue by type is as follows:

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Customer management services
P4P and display marketing	35,050	42,624
Other customer management services	3,059	4,368

Total customer management services	38,109	46,992
Commission	17,522	24,064
Membership fees	4,935	5,543
Logistics services	5,542	7,518
Cloud computing services	5,667	9,291
Sales of goods	9,776	20,391
Other revenue (i)	3,597	5,218

Total	85,148	119,017

  (i)
  Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

5.     Revenue (Continued)

  The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the three months ended September 30, 2018 and 2019 was not material.

6.     Other (loss) income, net

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Profit Share Payments (Note 4(a))	(910)	2,208
Exchange differences	(907)	441
Government grants (i)	82	124
Amortization of restructuring reserve	(66)	(31)
Others	269	429

Total	(1,532)	3,171

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

7.     Leases

  The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

  The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

  Components of operating lease cost were as follows:

Three months ended September 30, 2019
(in millions of RMB)
Operating lease cost	1,099
Variable lease cost	21

Total operating lease cost	1,120

  Prior to the adoption of ASC 842, the Company incurred rental expenses under operating leases of RMB1,220 million for the three months ended September 30, 2018.

  For the three months ended September 30, 2019, cash payments for operating leases and the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB1,030 million and RMB1,121 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

7.     Leases (Continued)

  As of September 30, 2019, the Company's operating leases had a weighted average remaining lease term of 10.4 years and a weighted average discount rate of 5.5%. Future lease payments under operating leases as of September 30, 2019 were as follows:

Operating Leases
(in millions of RMB)
Six months ending March 31, 2020	1,738
Year ending March 31, 2021	3,499
Year ending March 31, 2022	2,822
Year ending March 31, 2023	2,383
Year ending March 31, 2024	2,203
Thereafter	14,207

26,852
Less: imputed interest	(6,952)

Total operating lease cost	19,900

8.     Income tax expenses

  Composition of income tax expenses

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Current income tax expense	182	2,876
Deferred taxation	95	(61)

	277	2,815

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the three months ended September 30, 2018 and 2019. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

  Current income tax expense primarily includes the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

8.     Income tax expenses (Continued)

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate as a result of notification of qualification are accounted for in the period in which the Key Software Enterprise status is recognized and notified.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  Alibaba (China) Technology Co., Ltd. ("Alibaba China"), Taobao (China) Software Co., Ltd. ("Taobao China") and Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), entities primarily engaged in the operations of the Company's wholesale marketplaces, Taobao Marketplace and Tmall, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation years of 2017 and 2018 in the quarters ended September 30, 2018 and 2019, respectively. Accordingly, these entities, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2017 and 2018, reflected the reduction in tax rate to 10% for the taxation years of 2017 and 2018 in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019.

  The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB4,656 million and RMB4,144 million, were recorded in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019, respectively.

  The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2019 has not yet been obtained. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2019 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the three months ended September 30, 2018 and 2019.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of September 30, 2019, the Company had accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB92.3 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

9.     Share-based awards

  Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan") which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of September 30, 2019, the number of shares authorized but unissued was 313,757,016 ordinary shares.

  RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of eight years from the date of grant.

  Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

9.     Share-based awards (Continued)

(a)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the three months ended September 30, 2019 is as follows:

	Number of RSUs	Weighted-average grant date fair value per RSU
		US$
Awarded and unvested as of July 1, 2019	64,656,153	153.44
Granted	4,204,930	174.38
Vested	(1,763,928)	135.95
Canceled/forfeited	(1,104,165)	156.92

Awarded and unvested as of September 30, 2019	65,992,990	155.18

Expected to vest as of September 30, 2019 (i)	54,439,032	153.50
  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of September 30, 2019, 1,717,013 outstanding RSUs were held by non-employees. During the three months ended September 30, 2018, these RSUs were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(d)).

  As of September 30, 2019, there were RMB34,475 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 1.9 years.

(b)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options relating to ordinary shares granted by the Company during the three months ended September 30, 2019 is as follows:

	Number of share options	Weighted average exercise price per share option	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of July 1, 2019	6,366,024	72.38	3.4
Exercised	(77,046)	65.97

Outstanding as of September 30, 2019	6,288,978	72.46	3.2

Vested and exercisable as of September 30, 2019	4,047,093	72.26	3.1
Vested and expected to vest as of September 30, 2019 (i)	6,253,136	72.42	3.2
  (i)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

9.     Share-based awards (Continued)

(b)   Share options relating to ordinary shares of the Company (Continued)

  As of September 30, 2019, 78,900 outstanding share options were held by non-employees. During the three months ended September 30, 2018, these share options were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(d)).

  As of September 30, 2019, there were RMB73 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 1.2 years.

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, these rights and the underlying restricted shares were subject to a non-compete provision, and each right entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered since 2016, the rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00 after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)), of which the rights to subscribe for 140,000,000 shares (previously 17,500,000 shares before the Share Subdivision as detailed in Note 2(a)) had been offered and subscribed up to September 30, 2019. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as these rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in the subsequent periods were accounted for as share options issued by the Company.

  As of September 30, 2019, there were RMB830 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 4.3 years.

(d)  Share-based awards relating to Ant Financial

  Since March 2014, Junhan, the general partner of which is a company wholly-owned by the Company's director and former executive chairman and a major equity holder of Ant Financial, has made grants of share economic rights similar to share appreciation awards linked to the valuation of Ant Financial (the "SERs") to certain employees of the Company. In addition, Ant Financial, through its subsidiary, has granted certain RSUs and share appreciation rights (the "SARs") to certain employees of the Company since April 2018 and July 2019, respectively. The SERs will be settled in cash by Junhan upon disposal of these awards by the

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

9.     Share-based awards (Continued)

(d)  Share-based awards relating to Ant Financial (Continued)

  holders. The RSUs and SARs may be settled in cash or equity by the Ant Financial subsidiary upon the vesting or exercise of these awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with the Company at a price to be determined based on the then fair market value of Ant Financial. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule. The Company has no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

  For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the condensed consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the condensed consolidated income statements. The expenses relating to the SERs and SARs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSUs granted by the Ant Financial subsidiary are re-measured at the fair value on each reporting date until their vesting dates.

(e)   Share-based compensation expense by function

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Cost of revenue	1,566	2,033
Product development expenses	3,078	3,517
Sales and marketing expenses	746	990
General and administrative expenses	1,653	1,605

Total	7,043	8,145

10.   Earnings per share/ADS

  Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the three months ended September 30, 2018 have been retrospectively adjusted.

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

10.   Earnings per share/ADS (Continued)

  treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Three months ended September 30,
	2018	2019
	(in millions of RMB, except share data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	20,033	72,540
Dilution effect arising from share-based awards issued by subsidiaries and equity investees	(12)	(4)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	20,021	72,536
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares) (Note)	20,669	20,800
Adjustments for dilutive RSUs and share options (million shares) (Note)	354	293

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares) (Note)	21,023	21,093
Net income per ordinary share — basic (RMB) (Note)	0.97	3.49

Net income per ordinary share — diluted (RMB) (Note)	0.95	3.44

Earnings per ADS
Net income per ADS — basic (RMB)	7.75	27.90

Net income per ADS — diluted (RMB)	7.62	27.51

Note:	Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

11.   Investment securities and fair value disclosure

	As of March 31, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142

	162,858	30,119	(11,985)	(13,975)	167,017

	As of September 30, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	62,239	14,034	(15,537)	—	60,736
Investments in privately held companies	93,266	17,078	(75)	(19,304)	90,965
Debt investments (i)	23,783	39	(687)	(1,387)	21,748

	179,288	31,151	(16,299)	(20,691)	173,449

  (i)
  Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2019 and September 30, 2019 were RMB2,742 million and RMB5,845 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was higher (lower) than their aggregate unpaid principal balance as of March 31, 2019 and September 30, 2019 by RMB197 million and RMB(645) million, respectively. Unrealized losses recorded on these convertible and exchangeable bonds in interest and investment income, net were nil and RMB629 million during the three months ended September 30, 2018 and 2019, respectively. Debt investments also include investments in certain wealth management products amounting to RMB6.9 billion as of March 31, 2019 and September 30, 2019. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company's founders and an equity holder in certain of the Company's variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange.

  Details of the significant additions during the three months ended September 30, 2018 and 2019 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Net unrealized losses recognized during the period for equity securities still held as of the end of the period	(54)	(7,357)
Net gains recognized during the period from disposals of equity securities during the period	4,986	237

Net gains (losses) recognized during the period on equity securities	4,932	(7,120)

  The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustment for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. During the three months ended September 30, 2018 and 2019, upward adjustments of RMB3,815 million and RMB260 million, and impairments and downward adjustments of RMB494 million and RMB5,763 million, were recorded in interest and investment income, net, in the condensed consolidated income statements, respectively. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019 and September 30, 2019, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million and RMB84,092 million, respectively.

  During the three months ended September 30, 2018 and 2019, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of RMB22 million and RMB681 million were recorded in interest and investment income, net in the condensed consolidated income statements, respectively.

  The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Other financial instruments, such as call option agreements and interest rate swap contracts, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Company holds.

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities (i)	61,202	—	—	61,202
Convertible bonds (i)	244	—	2,498	2,742
Interest rate swap contracts (ii)	—	331	—	331
Others	604	1,444	1,159	3,207

	73,830	1,775	3,657	79,262

Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	5,122	5,122

	—	—	5,122	5,122

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	1,074	—	—	1,074
Restricted cash and escrow receivables	14,095	—	—	14,095
Listed equity securities (i)	60,736	—	—	60,736
Investments in privately held companies (i)	—	5,156	1,717	6,873
Convertible and exchangeable bonds (i)	949	—	4,896	5,845
Call option agreement (ii)	—	3,535	—	3,535
Interest rate swap contracts (ii)	—	119	—	119
Others	252	941	—	1,193

	77,106	9,751	6,613	93,470

Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	4,361	4,361

	—	—	4,361	4,361

  (i)
  Included in investment securities on the condensed consolidated balance sheets.

  (ii)
  Included in prepayments, receivables and other assets on the condensed consolidated balance sheets.

  (iii)
  Included in accrued expenses, accounts payable and other liabilities on the condensed consolidated balance sheets.

  Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of July 1, 2019	5,453
Net decrease in fair value	(634)
Foreign currency translation adjustments	77

Balance as of September 30, 2019	4,896

  Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of July 1, 2019	5,238
Addition	700
Net decrease in fair value	(5)
Payment	(1,861)
Foreign currency translation adjustments	289

Balance as of September 30, 2019	4,361

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

12.   Prepayments, receivables and other assets

	As of March 31, 2019	As of September 30, 2019
	(in millions of RMB)
Current:
Accounts receivable, net of allowance	13,771	16,518
Inventories	8,534	15,762
Amounts due from related companies (i)	7,445	12,645
VAT receivables, net of allowance	7,347	9,968
Prepaid cost of revenue, sales and marketing and other expenses	7,049	6,810
Advances to/receivables from customers, merchants and others	4,689	6,514
Deferred direct selling costs (ii)	1,990	2,080
Interest receivables	867	884
Licensed copyrights	1,126	881
Loan receivables, net	490	413
Others (iv)	5,282	8,107

	58,590	80,582

Non-current:
Operating lease right-of-use assets (iii)	—	27,069
Film costs and prepayment for licensed copyrights and others	7,205	8,520
Prepayment for acquisition of property and equipment	7,643	6,627
Deferred tax assets	2,533	3,307
Deferred direct selling costs (ii)	281	268
Fair value of interest rate swap contracts	331	119
Land use rights, net (iii)	6,419	—
Others	3,606	3,389

	28,018	49,299

  (i)
  Amounts due from related companies primarily represent balances arising from transactions with Ant Financial and its subsidiaries (Notes 4(a) and 20). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the condensed consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the condensed consolidated income statements in the same period as the related service fees are recognized.

  (iii)
  Upon initial application of ASC 842 on April 1, 2019, land use rights, net of carrying amount of RMB6,419 million were identified as operating lease right-of-use assets, such amount was included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative period.

  (iv)
  As of September 30, 2019, the amount includes certain call options for the Company to acquire additional effective interest in STO Express (Note 4(g)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

13.   Investments in equity investees

Amounts
(in millions of RMB)
Balance as of July 1, 2019	85,596
Additions (i)	89,551
Share of results, other comprehensive income and other reserves (ii)	(436)
Disposals	(126)
Impairment loss (iii)	(11,590)
Foreign currency translation adjustments	266

Balance as of September 30, 2019	163,261

  (i)
  Additions were primarily related to the 33% equity interest in Ant Financial received pursuant to the SAPA (Note 4(a)).

  (ii)
  Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Financial granted to employees of certain equity investees (Note 9(d)).

  (iii)
  Impairment loss recorded represents the other-than-temporary decline in fair value below the carrying value of the investments in equity investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

  As of September 30, 2019, equity method investments with an aggregate carrying amount of RMB45,047 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB62,976 million.

14.   Intangible assets, net

	As of March 31, 2019	As of September 30, 2019
	(in millions of RMB)
User base and customer relationships	47,913	49,037
Trade names, trademarks and domain names	22,592	25,250
Non-compete agreements	12,528	12,958
Developed technology and patents	9,510	10,167
Licensed copyrights (i)	9,225	9,872
Others	1,358	353

	103,126	107,637
Less: accumulated amortization and impairment	(34,850)	(41,537)

Net book value	68,276	66,100

  (i)
  Licensed copyrights are presented on the condensed consolidated balance sheets as current assets under prepayments, receivables, and other assets (Note 12), or non-current assets under intangible assets, net,

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

14.   Intangible assets, net (Continued)

    based on estimated time of usage. Total amortization expenses recognized for the three months ended September 30, 2018 and 2019 amounted to RMB6,107 million and RMB5,639 million, respectively, including the portion relating to licensed copyrights of RMB3,496 million and RMB2,633 million which were recorded in cost of revenue for the three months ended September 30, 2018 and 2019, respectively.

15.   Goodwill

  Changes in the carrying amount of goodwill by segment for the three months ended September 30, 2019 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of July 1, 2019	198,660	1,483	60,685	6,066	266,894
Additions (i)	11,247	—	—	—	11,247
Measurement period adjustments	(541)	—	(850)	—	(1,391)
Impairment	—	—	(576)	—	(576)
Foreign currency translation adjustments	442	(1)	18	—	459

Balance as of September 30, 2019	209,808	1,482	59,277	6,066	276,633

  (i)
  Additions under the core commerce segment were primarily related to the acquisition of Kaola (Note 4(e)).

  Gross goodwill balance was RMB281,153 million as of September 30, 2019. Accumulated impairment loss was RMB4,520 million as of the same date.

16.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31, 2019	As of September 30, 2019
	(in millions of RMB)
Deferred revenue	18,448	20,921
Customer advances	13,814	16,283

	32,262	37,204
Less: current portion	(30,795)	(35,422)

Non-current portion	1,467	1,782

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the condensed consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

16.   Deferred revenue and customer advances (Continued)

  as revenue within one year. The amounts of revenue recognized during the three months ended September 30, 2018 and 2019 from performance obligations satisfied (or partially satisfied) in previous periods were not material.

17.   Accrued expenses, accounts payable and other liabilities

	As of March 31, 2019	As of September 30, 2019
	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	51,958	60,831
Other deposits and advances received	10,447	17,470
Payable to merchants and third party marketing affiliates	12,554	14,961
Accrued bonus and staff costs, including sales commission	14,034	13,171
Contingent and deferred consideration in relation to investments and acquisitions	3,301	10,207
Payables and accruals for purchases of property and equipment	5,548	7,411
Other taxes payable (i)	3,448	6,303
Amounts due to related companies (ii)	4,570	3,879
Operating lease liabilities (Note 7)	—	3,346
Accrued donations	1,738	2,139
Accrued professional services and administrative expenses	2,361	1,808
Accrual for interest expense	924	1,005
Others (iii)	6,828	5,573

	117,711	148,104

Non-current:
Operating lease liabilities (Note 7)	—	16,554
Contingent and deferred consideration in relation to investments and acquisitions	3,872	4,259
Others	2,315	1,882

	6,187	22,695

  (i)
  Other taxes payable represent VAT, business tax and related surcharges and PRC individual income tax of employees withheld by the Company.

  (ii)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial and its subsidiaries (Note 20). The balances are unsecured, interest free and repayable within the next twelve months.

  (iii)
  Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015. The amount has been paid as of September 30, 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

18.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31, 2019	As of September 30, 2019
	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	7,356	8,136

Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	26,780	28,325
Long-term other borrowings (iii)	8,647	12,235

	35,427	40,560

  (i)
  As of September 30, 2019, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.8% to 19.0% per annum. As of September 30, 2019, the weighted average interest rate of these borrowings was 3.7% per annum. The borrowings are primarily denominated in RMB, US$ or HK$.

  (ii)
  As of September 30, 2019, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan initially had a five-year bullet maturity and was priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.

  (iii)
  As of September 30, 2019, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.5% per annum. The borrowings are primarily denominated in RMB.

  Certain other bank borrowings are collateralized by a pledge of certain bank deposits, buildings and property improvements, construction in progress and land use rights in the PRC with carrying value of RMB20,620 million as of September 30, 2019. As of September 30, 2019, the Company is in compliance with all covenants in relation to bank borrowings.

  As of September 30, 2019, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	8,136
Between 1 to 2 years	1,306
Between 2 to 3 years	1,695
Between 3 to 4 years	743
Between 4 to 5 years	30,339
Beyond 5 years	6,638

48,857

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

19.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2019 and September 30, 2019:

	As of March 31, 2019	As of September 30, 2019	Effective interest rate
	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	15,110	16,019	2.67%
US$1,500 million 3.125% notes due 2021	10,044	10,646	3.26%
US$700 million 2.800% notes due 2023	4,687	4,967	2.90%
US$2,250 million 3.600% notes due 2024	15,061	15,959	3.68%
US$2,550 million 3.400% notes due 2027	16,989	18,004	3.52%
US$700 million 4.500% notes due 2034	4,650	4,927	4.60%
US$1,000 million 4.000% notes due 2037	6,663	7,059	4.06%
US$1,750 million 4.200% notes due 2047	11,655	12,347	4.25%
US$1,000 million 4.400% notes due 2057	6,658	7,053	4.44%

Carrying value	91,517	96,981
Unamortized discount and debt issuance costs	589	584

Total principal amounts of unsecured senior notes	92,106	97,565
Less: current portion of principal amounts of unsecured senior notes	(15,127)	(16,024)

Non-current portion of principal amounts of unsecured senior notes	76,979	81,541

  The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the condensed consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of September 30, 2019, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

19.   Unsecured senior notes (Continued)

  The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

  As of September 30, 2019, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	16,024
Between 1 to 2 years	—
Between 2 to 3 years	10,682
Between 3 to 4 years	4,985
Between 4 to 5 years	—
Thereafter	65,874

97,565

  As of September 30, 2019, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$14,543 million (RMB103,565 million).

20.   Related party transactions

  During the three months ended September 30, 2018 and 2019, the Company had the following material related party transactions:

  Transactions with Ant Financial and its affiliates

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (Note 4(a))	(910)	2,208
SME Annual Fee (Note 4(a))	239	239
Administrative and support services	204	316
Commission on transactions	140	203
Cloud computing revenue	181	374
Other amounts earned	256	405

	110	3,745

Amounts incurred by the Company
Payment processing fee	1,845	2,280
Other amounts incurred	41	742

	1,886	3,022

  As of September 30, 2019, the Company had certain amount of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

20.   Related party transactions (Continued)

  RMB4,371 million which has been classified as cash and cash equivalents on the condensed consolidated balance sheet.

  Transactions with Weibo Corporation ("Weibo")

  The strategic collaboration agreement and the marketing cooperation agreement that were entered into between the Company and Weibo, an equity investee of the Company, expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB196 million and RMB195 million were recorded in the cost of revenue and sales and marketing expenses in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with these services provided by the Company, RMB70 million and RMB71 million were recorded in revenue in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019, respectively.

  Transactions with other investees

  Cainiao Network has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services of RMB30 million and RMB294 million were recorded in the condensed consolidated income statements for the three months ended September 30, 2018 and 2019, respectively. Expenses incurred in connection with these services of RMB3,845 million and RMB3,215 million were recorded in the condensed consolidated income statements for the same periods, respectively.

  The Company has extended loans to certain of the Company's investees for working capital and other uses in conjunction with the Company's investments. As of September 30, 2019, the aggregate outstanding balance of these loans was RMB2,033 million, with durations generally ranging from one year to ten years and interest rates of up to 6% per annum.

  Other transactions

  The Company's digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the condensed consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the three months ended September 30, 2018 and 2019.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the three months ended September 30, 2018 and 2019. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

21.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of September 30, 2019, substantially all of the Company's cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

21.   Risks and contingencies (Continued)

    become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the three months ended September 30, 2018 and 2019, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the three months ended September 30, 2018 and 2019, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information, such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of September 30, 2019.

22.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

22.   Segment information (Continued)

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the three months ended September 30, 2018 and 2019:

	Three months ended September 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	72,475	5,667	5,940	1,066	85,148	—	85,148
Income (Loss) from operations	24,290	(1,165)	(4,805)	(2,201)	16,119	(2,618)	13,501
Add: share-based compensation expense	3,292	928	710	952	5,882	1,161	7,043
Add: amortization of intangible assets	2,225	5	293	8	2,531	80	2,611

Adjusted EBITA (ii)	29,807	(232)	(3,802)	(1,241)	24,532	(1,377)

Adjusted EBITA margin (iii)	41%	(4)%	(64)%	(116)%

	Three months ended September 30, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	101,220	9,291	7,296	1,210	119,017	—	119,017
Income (Loss) from operations	32,069	(1,928)	(3,327)	(3,073)	23,741	(3,377)	20,364
Add: share-based compensation expense	3,901	1,400	790	1,136	7,227	918	8,145
Add: amortization of intangible assets	2,604	7	330	20	2,961	45	3,006
Add: impairment of goodwill	—	—	—	—	—	576	576

Adjusted EBITA (ii)	38,574	(521)	(2,207)	(1,917)	33,929	(1,838)

Adjusted EBITA margin (iii)	38%	(6)%	(30)%	(158)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

22.   Segment information (Continued)

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the three months ended September 30, 2018 and 2019:

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Total Segments Adjusted EBITA	24,532	33,929
Unallocated (i)	(1,377)	(1,838)
Share-based compensation expense	(7,043)	(8,145)
Amortization of intangible assets	(2,611)	(3,006)
Impairment of goodwill	—	(576)

Consolidated income from operations	13,501	20,364
Interest and investment income, net	6,635	63,348
Interest expenses	(1,340)	(1,360)
Other (loss) income, net	(1,532)	3,171
Income tax expenses	(277)	(2,815)
Share of results of equity investees	1,254	(11,960)

Consolidated net income	18,241	70,748

  The following table presents the total depreciation and amortization expenses of property and equipment, and operating lease cost relating to land use rights by segment for the three months ended September 30, 2018 and 2019:

	Three months ended September 30,
	2018	2019
	(in millions of RMB)
Core commerce	1,614	2,086
Cloud computing	1,515	2,252
Digital media and entertainment	320	339
Innovation initiatives and others and unallocated (i)	106	333

Total depreciation and amortization expenses of property and equipment, and operating lease cost relating to land use rights	3,555	5,010

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which are not reflective of the Company's core operating performance.

  (iii)
  Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.